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                        [Letterhead of Diane N. Ledger]


May 8, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pacific Select Exec Separate Account of Pacific Life Insurance Company
    CIK0000832908
    Request for Withdrawal of Filing Type RW to Registration Statement on
    Form N-6
    File Nos. 333-102902 and 811-05563

Ladies and Gentlemen:

On behalf of Pacific Life Insurance Company and Pacific Select Exec Separate Account ("Registrant"), we are requesting withdrawal of a Form Type RW filing to the Registration Statement on Form N-6 for Pacific Select Performer 500 Flexible Premium Variable Life Insurance Policy ("Performer 500") pursuant to the Securities Act of 1933 ("1933 Act") and Rule 477A thereunder. The Securities and Exchange Commission has not declared the above-captioned Registration Statement effective under the 1933 Act. Although the Registrant intended to file a withdrawal request under Filing Type AW in connection with an amendment to the Registration Statement for Performer 500, which is funded by the Separate Account, the withdrawal request was inadvertently submitted electronically to the Securities and Exchange Commission ("SEC") under Submission Type RW. This submission was made by Registrant and received and accepted by the SEC on May 5, 2003. The Accession Number for this incorrect submission is 0001017062-03-001087. No securities have been sold in connection with Performer 500.

Form AW in connection with the erroneously filed amendment to the Registration Statement on Form N-6 for Performer 500 was resubmitted electronically under the 1933 Act on Form Type N-6/A on May 7, 2003. The submission was received and accepted by the SEC on that same date. The Accession Number for the Form AW is 0001017062-03-001119.

Please accept our sincere apologies for any inconvenience we have caused you. If you have any questions or comments with respect to this filing, please contact Jeffrey S. Puretz at (202) 261-3358 or Diane N. Ledger (949) 219-3743.

Very truly yours,

/s/ DIANE N. LEDGER

Diane N. Ledger

cc. J. Puretz, Esq.